Exhibit 99.1

Draganfly CEO to Present at Drone Visionary’s Stage During the Commercial UAV Expo in Las Vegas

Draganfly’s team of experts will be located at booth #1122 to showcase the Company’s innovative drone technologies.

Los Angeles, CA. August 17, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce its President and CEO, Cameron Chell, will speak at the upcoming Commercial UAV Expo taking place at the Caesars Palace, Las Vegas, from September 5-7.

The Commercial UAV Expo, hosted by Commercial UAV News, is a global trade show and conference that centers around the incorporation and utilization of commercial Unmanned Aerial Systems (UAS). This event serves as a platform to display cutting-edge technology related to commercial UAS, such as aircraft design, sensor technology, software applications, and various services. Attendees have the opportunity to assess and categorize a wide range of the latest solutions in a single location.

Mr. Chell will speak at the “Drone Visionaries: The Changing Face of EMS, Battlefields & Homeland Response” session on Sept 7 from 11 AM - 12:30 PM PDT. Attendees can expect to gain valuable insights into the potential of UAVs in emergency response, defense applications, and other critical scenarios.

During the three-day event, Draganfly’s team of experts will be located at booth #1122, where attendees will have the opportunity to interact with Draganfly’s products such as the 3XL, Heavy lift drone and Starling X.2.

“We are thrilled to attend this year’s Commercial UAV Expo and showcase all our latest technological advancements,” said Cameron Chell, President, and CEO of Draganfly. “I look forward to speaking about how our drone technology is changing the face of public safety and humanitarian operations worldwide.”

Find out more about the Commercial UAV Expo here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com